Exhibit 99.2

DISCUSSION OF UNAUDITED FINANCIAL RESULTS OF NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 — Ctrip.com International, Ltd.

Revenues

Revenue Composition and Sources of Revenue Growth. In the first nine months of 2015, we generated total revenues of RMB8.5 billion (US$1.3 billion).

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business for the periods indicated, both in absolute amounts and as percentages of our total revenues.

			For the year ended December 31,					For the nine months ended September 30,
(in thousands, except	2012		2013			2014		2014		2015
percentages)	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Revenues:
Accommodation reservation(1)	1,702,501	39	2,214,171	39	3,201,427	515,976	41	2,359,527	41	3,429,432	539,592	41
Transportation Ticketing(2)	1,690,286	38	2,161,784	38	2,950,072	475,465	38	2,176,376	38	3,209,447	504,979	38
Packaged-tour	689,661	16	935,685	16	1,055,369	170,095	14	822,006	14	1,318,391	207,438	15
Corporate travel	199,756	4	266,989	5	373,407	60,182	5	265,257	5	337,472	53,098	4
Others	126,988	3	138,389	2	192,282	30,991	2	128,984	2	169,818	26,720	2
Total revenues	4,409,192	100	5,717,018	100	7,772,557	1,252,709	100	5,752,150	100	8,464,560	1,331,827	100

(1)              Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation-related services.

(2)              Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our air-ticketing and packaged-tour businesses in China through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities.

Accommodation reservation. Revenues from our accommodation reservation business have been our primary source of revenues since our inception. Revenues from our accommodation reservation business have increased from RMB2.4 billion in the first nine months of 2014 to RMB3.4 billion (US$539.6 million) in the first nine months of 2015, representing 41% of our total revenues for each period.

We primarily generate our accommodation reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the ‘‘ratchet system.’’ Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Transportation ticketing. Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. Revenues from our transportation ticketing business have increased from RMB2.2 billion in the first nine months of 2014 to RMB3.2 billion (US$505 million) in the first nine months of 2015, representing 38% of our total revenues for each period.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from ticketing services rendered are recognized after tickets are issued.

Packaged-tour. Revenues from our packaged-tour business have increased from RMB822 million in the first nine months of 2014 to RMB1.3 billion (US$207.4 million) in the first nine months of 2015, representing 14% and 15% of our total revenues in the respective periods. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged tour products and receive referral fees from different travel suppliers for different components and services of the packaged-tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered.

Corporate travel. Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. Revenues from our corporate travel services have increased from RMB265.3 million in the first nine months of 2014 to RMB337.5 million (US$53.1 million) in the first nine months of 2015, representing 5% and 4% of our total revenues for each period. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other products and services. Other products and services comprise primarily of online advertising services, the sale of Property Management System (‘‘PMS’’) and related maintenance service. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Beijing JointWisdom Information Technology Co., Ltd. (formerly China Software Hotel Information System Co., Ltd.). The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, and other direct expenses incurred in connection with our transaction and service platform.

Cost of revenues accounted for 28% of our net revenues for the nine-month period ended September 30, 2014 and the nine-month period ended September 30, 2015. We believe our relatively low ratio of cost of revenues to revenues is primarily due to the high efficiency of our customer service system and reasonable labor costs in China. Our cost efficiency was further enhanced by our mobile and website operations, which require fewer service staff to operate and maintain.

Operating expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In the first nine months of 2014 and 2015, we recorded RMB370 million and RMB446 million (US$70 million) of share-based compensation expense, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 28% and 30% of our net revenues in the first nine months of 2014 and 2015, respectively. The product development expenses as a percentage of net revenues in the first nine months of 2015 increased compared to that in the same period in 2014 primarily due to an increase in product development personnel related expenses, including the increases in the number of product development personnel and the average payroll. In the first nine months of 2015, we continued to increase expenditure on product development in response to more intense industry competition in order to capture more business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 28% of our net revenues in the first nine months of both 2014 and 2015.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12% and 10% of our net revenues in the first nine months of 2014 and 2015, respectively. The decrease of general and administrative expenses as a percentage of net revenues in the first nine months of 2015 was primarily due to an increase in our revenues and operating leverage.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	For the year ended December 31,							For the nine months ended September 30,
(in thousands, except share, per	2012		2013		2014			2014		2015
share and per ADS data)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%
Consolidated statement of operation data
Net revenues:	4,158,791	100	5,386,746	100	7,346,918	1,184,108	100	5,433,620	100	8,023,513	1,262,432	100
Cost of revenues	(1,037,791)	(25)	(1,386,767)	(26)	(2,100,606)	(338,556)	(29)	(1,516,994)	(28)	(2,280,204)	(358,771)	(28)
Gross profit	3,121,000	75	3,999,979	74	5,246,312	845,552	71	3,916,626	72	5,743,309	903,661	72
Operating expenses
Product development(1)	(911,905)	(22)	(1,245,719)	(23)	(2,321,349)	(374,134)	(32)	(1,532,161)	(28)	(2,436,251)	(383,324)	(30)
Sales and marketing(1)	(984,002)	(24)	(1,269,413)	(24)	(2,214,210)	(356,866)	(30)	(1,507,008)	(28)	(2,239,316)	(352,337)	(28)
General and administrative(1)	(570,487)	(14)	(646,405)	(12)	(861,551)	(138,856)	(12)	(627,348)	(12)	(781,892)	(123,024)	(10)
Total operating expenses:	(2,466,394)	(59)	(3,161,537)	(59)	(5,397,110)	(869,856)	(73)	(3,666,517)	(67)	(5,457,459)	(858,685)	(68)
Income/(loss) from operations	654,606	16	838,442	16	(150,798)	(24,304)	(2)	250,109	5	285,850	44,976	4
Net interest income and other income/(loss)	296,088	7	306,147	6	286,235	46,133	4	234,063	4	2,503,714	393,938	31
Income before income tax expense equity in income/(loss) of affiliates and noncontrolling interest	950,694	23	1,144,589	21	135,437	21,829	2	484,172	9	2,789,564	438,914	35
Income tax expense	(294,526)	(7)	(293,740)	(5)	(130,821)	(21,085)	(2)	(144,200)	(3)	(398,706)	(62,733)	(5)
Equity in income/(loss) of affiliates	34,343	1	55,554	1	87,006	14,023	1	48,772	1	(41,211)	(6,484)	(1)
Net income	690,511	17	906,403	17	91,622	14,767	1	388,744	7	2,349,647	369,697	29
Less: Net loss attributable to noncontrolling interests	23,895	1	91,917	2	151,117	24,356	2	78,420	1	82,281	12,946	1
Net income attributable to Ctrip’s shareholders	714,406	17	998,320	19	242,739	39,123	3	467,164	9	2,431,928	382,643	30

Earnings per ordinary share data:
Net income attributable to Ctrip’s shareholders	714,406	998,320	242,739	39,123	467,164	2,431,928	382,643
Earnings per ordinary share, basic	20.87	30.34	7.08	1.14	13.72	68.58	10.79
Earnings per ordinary share, diluted	19.92	26.63	6.35	1.02	11.99	57.11	8.99
Earnings per ADS(3), basic	2.61	3.79	0.89	0.14	1.71	8.58	1.35
Earnings per ADS(3), diluted	2.49	3.33	0.79	0.13	1.50	7.14	1.13

(1)              Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the year ended December 31,							For the nine months ended September 30,
	2012		2013		2014			2014		2015
(in thousands)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%
Product development:	132,583	3	138,668	3	184,665	29,763	3	133,987	2	204,718	32,211	3
Sales and marketing	55,892	1	49,105	1	54,392	8,766	1	39,342	1	47,724	7,509	1
General and administrative	243,246	6	250,157	5	257,587	41,516	4	196,707	4	193,668	30,472	2

(2)              Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.3556 to US$1.00 as of September 30, 2015, and a rate of RMB6.2046 to US$1.00 as of December 31, 2014. See ‘‘Exchange rate information.’’

(3)              Effective December 1, 2015, each ADS represents 0.125 of an ordinary share (changed from the previous ratio of each ADS representing 0.25 of an ordinary share), and each ADS holder of record as of the close of business on November 30, 2015 received one (1) additional ADS for every one ADS held on that date. The per ADS information herein has been retroactively adjusted to reflect such adjustment in ADS-to-ordinary share ratio.

Results of operations for the nine months ended September 30, 2014 and 2015

Revenues. Total revenues were RMB8.5 billion (US$1.3 billion) in the nine months ended September 30, 2015, representing a 47% increase from RMB5.8 billion in the same period in 2014.

Accommodation reservation. Revenues from our accommodation reservation business were RMB3.4 billion (US$540 million) for the nine months ended September 30, 2015, representing a 45% increase from RMB2.4 billion in the same period in 2014, primarily driven by a 54% increase in accommodation reservation volume and partially offset by the decline of effective commission rate.

Transportation ticking. Revenues from our transportation ticketing business were RMB3.2 billion (US$505 million) for the nine months ended September 30, 2015, representing a 47% increase over RMB2.2 billion in the same period in 2014, primarily driven by an 125% increase in ticketing volume and partially offset by the decline of effective commission rate and change in ticket mix.

Packaged-tour. Revenues from packaged-tours were RMB1.3 billion (US$207 million) in the nine months ended September 30, 2015, representing a 60% increase over RMB822 million in the same period in 2014, primarily driven by an increase in volume growth of organized tours and self-guided tours.

Corporate travel. Revenues from corporate travel were RMB337 million (US$53 million) in the nine months ended September 30, 2015, representing a 27% increase over RMB265 million in the same period in 2014. The increase was primarily driven by the increased corporate travel demand from business activities.

Other businesses. Revenues from other businesses were RMB170 million (US$27 million) in the nine months ended September 30, 2015, representing a 32% increase over RMB129 million in the same period in 2014. The increase was primarily due to increased revenues from advertising services.

Business tax and related surcharges. Our business tax and related surcharges were RMB441 million (USS$69 million) for the nine months ended September 30, 2015, representing a 38% increase from RMB319 million in the nine months ended September 30, 2014, as a result of the increases in revenues in all of our business lines.

Cost of revenues. Cost of revenues were RMB2.3 billion (US$359 million) in the nine months ended September 30, 2015, representing a 50% increase from RMB1.5 billion in the nine months ended September 30, 2014, primarily due to increased cost associated with the expansion of our accommodation reservation business and the rapid growth of our packaged-tour and ticketing businesses.

Operating expenses. Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product development. Product development expenses for the nine months ended September 30, 2015 were RMB2.4 billion (US$383 million), representing a 59% increase from RMB1.5 billion in the nine months ended September 30, 2014, primarily due to an increase in product development personnel related expenses, which is in turn due to an increase in the number of product development personnel as we expanded all of our lines of businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

Sales and marketing. Sales and marketing expenses for the nine months ended September 30, 2015 were RMB2.2 billion (US$352 million), representing a 49% increase from RMB1.5 billion in the nine months ended September 30, 2014, primarily due to an increase in advertising expenses and marketing and promotion expenses, including our continued intensified efforts to promote our mobile app across different channels, such as through promotions on popular Android app stores and pre-installation arrangements with makers of high-end smartphones.

General and administrative. General and administrative expenses for the nine months ended September 30, 2015 were RMB782 million (US$123 million), representing a 25% increase from RMB627 million in the nine months ended September 30, 2014, primarily due to an increase in amortization expenses for intangible assets of newly acquired entities.

Equity in income/(loss) of affiliates. Equity in loss of affiliates was RMB41 million (US$6.5 million) in the nine months ended September 30, 2015, representing a decrease of 184% compared with RMB49 million income in the same period in 2014, primarily due to decreased equity pick-up of Homeinns’ results of operations and pick-up of the loss of Skysea Cruise, a joint venture with Royal Carribbean Cruises Ltd. designed to serve the Chinese cruise market.

Interest income. Interest income increased by 30% to RMB321 million (US$50 million) in the nine months ended September 30, 2015 from RMB247 million in the same period in 2014, primarily due to the increase of the yield rates of our financial management products.

Interest expense. Interest expense increased by 85% to RMB207 million (US$33 million) in the nine months ended September 30, 2015 from RMB112 million in the same period in 2014 primarily due to an increase in short-term loan facilities and the issuance of the 2019 Priceline notes, the 2020 Priceline notes, the 2020 notes and the 2025 notes.

Other income. Other expense amounted to RMB2.4 billion (US$376 million) in the nine months ended September 30, 2015, compared with RMB99 million in the same period in 2014, primarily due to the gain recognized from the deconsolidation of Tujia.com International Co., Ltd. (“Tujia”) as a result of the loss of control of Tujia after its recent financing in this quarter. The gain is primarily recognized for the difference between the fair value and carrying value of the investment in Tujia as of the deconsolidation date.

Income tax expense. Income tax expense in nine months ended September 30, 2015 was RMB399 million (US$63 million), representing a 176% increase compared from income tax expense of RMB144 million in the same period of 2014, mainly as a result of non-deductible share-based compensation expenses. The effective income tax rate in the nine months ended September 30, 2015 was 14%, as compared to 30% in the same period in 2014.

Liquidity and capital resources

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013 and 2014, and September 30, 2015:

	For the year ended December 31,				As of September 30,
	2012	2013	2014		2015
(in thousands)	RMB	RMB	RMB	US$	RMB	US$
Consolidated balance sheet data
Cash and cash equivalents	3,421,533	7,138,345	5,300,888	854,348	8,946,006	1,407,579
Restricted cash	768,229	739,544	836,395	134,802	1,076,346	169,354
Short-term investments	1,408,664	3,635,091	6,438,855	1,037,755	7,231,623	1,137,835
Accounts receivable, net	983,804	1,518,230	1,826,766	294,422	3,179,848	500,322
Prepayments and other current assets	1,060,989	1,334,510	2,673,780	430,935	5,316,635	836,527
Non-current assets	4,026,531	6,452,753	14,214,234	2,290,918	23,500,517	3,697,608
Total assets	11,669,751	20,818,474	31,290,917	5,043,180	49,250,975	7,749,225
Short-term borrowings	453,479	774,599	3,560,489	573,847	5,819,378	915,630
Other current liabilities	3,456,655	5,593,409	9,154,214	1,475,391	13,054,401	2,054,000
Other non-current liabilities	1,174,727	5,720,380	8,198,487	1,321,356	17,492,002	2,752,219
Total Ctrip’s shareholders’ equity	6,489,632	8,530,396	9,529,179	1,535,825	11,821,888	1,860,074
Noncontrolling interests	95,248	199,690	848,548	136,761	1,063,306	167,303
Total shareholder’s equity	6,584,880	8,730,086	10,377,727	1,672,586	12,885,194	2,027,377

As of September 30, 2015, our primary source of liquidity was RMB16.2 billion (US$2.5 billion) of cash and cash equivalents, and short-term investment, cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we decide to pursue additional opportunities for investments or acquisitions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,				For the nine months ended September 30,
	2012	2013	2014		2014	2015
(in thousands)	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,654,368	2,452,827	1,958,604	315,670	665,860	205,544	32,341
Net cash (used in)/provided by investing activities	(1,239,904)	(4,086,144)	(9,366,411)	(1,509,591)	(4,689,623)	(6,784,447)	(1,067,475)
Net cash (used in)/provided by financing activities	(515,564)	5,315,975	5,422,195	873,899	3,817,168	10,192,973	1,603,778
Effect of foreign exchange rate changes on cash and cash equivalents	19,205	34,154	148,155	23,878	38,206	31,048	4,885
Net increase (decrease) in cash and cash equivalents	(81,895)	3,716,812	(1,837,457)	(296,144)	(168,389)	3,645,118	573,529
Cash and cash equivalents at beginning of period	3,503,428	3,421,533	7,138,345	1,150,492	7,138,345	5,300,888	834,050
Cash and cash equivalents at end of the period	3,421,533	7,138,345	5,300,888	854,348	6,969,956	8,946,006	1,407,579

Operating activities

Net cash provided by operating activities amounted to RMB206 million (US$32 million) in the first nine months of 2015, which was primarily attributable to (i) our net income of RMB2.35 billion (US$370 million) in the first nine months of 2015; (ii) an add-back of RMB765 million (US$120 million) in non-cash items, primarily relating to share-based compensation expenses, provision for doubtful accounts and depreciation and amortization expenses; (iii) an increase in accounts payable of RMB1.88 billion (US$295 million), primarily due to the increased volume of accommodation reservation and air ticketing services, as we are generally entitled to certain credit terms from our suppliers; (iv) a decrease in advances from customers of RMB1.54 billion (US$242 million) and (v) an increase in accrued liability for our customer reward program of RMB145 million (US$23 million). These increases were partially offset by (i) a decrease in prepayments and other current assets of RMB2.32 billion (US$364 million); (ii) gain from deconsolidation of Tujia of RMB2.27 billion (US$357 million); (iii) an increase in long-term deposits of RMB1.3 billion (US$160 million); and (iv) an increase in accounts receivable of RMB1.38 billion (US$216 million), primarily due to increased credit card payments from our individual customers for air-ticket booking as well as an increased receivable from our insurance business.

Investing activities

Net cash used in investing activities amounted to RMB6.8 billion (US$1.1 million) in the first nine months of 2015, which was primarily attributable to an increase in investments and acquisitions, short-term investments in bank deposits with original maturity of more than three months.

Financing activities

Net cash provided by financing activities amounted to RMB10.2 billion (US$1.6 billion) in the first nine months of 2015, which was primarily attributable to the issuance of the 2020 Priceline notes, the 2020 notes and 2025 notes, and an increase in short-term bank loans.

Capital expenditures

As of September 30, 2015, our primary capital commitment was RMB15 million (US$2.4 million) in connection with capital expenditures of property, equipment and software.

The following sets forth our contractual obligations as of September 30, 2015:

	Payments due by period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible senior notes with principal and interest	18,163,915	209,502	826,188	17,128,225	—
Term Loans with principal and interest	5,436,909	5,436,909	—	—	—
Operating lease obligations	270,280	131,410	121,809	14,439	2,621
Purchase obligations	115,276	114,952	324	—

Our 2017 notes will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs to ordinary shares from four (4) ADSs representing one ordinary share to eight (8) ADSs representing one ordinary share on December 1, 2015, is now at 103.4232 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013.

Our 2018 notes will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.7568 of our ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs on December 1, 2015, is now at 25.5136 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014.

The 2019 Priceline notes will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2911 of our ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs on December 1, 2015, is now at 24.5822 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The notes have an interest rate of 1.00% per year that accrues semi-annually from August 7, 2014.

The 2020 Priceline notes will mature in May 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs on December 1, 2015, is now at 19.1808 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The notes have an interest rate of 1.00% per year that accrues semi-annually from May 26, 2015.

The 2020 notes will mature in July 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.1942 ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs on December 1, 2015, is now at 18.3884 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The notes have an interest rate of 1.00% per year payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

The 2025 notes will mature in in July 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of notes; this conversion rate, after giving effect to the change in the ratio of our ADSs on December 1, 2015, is now at 18.7110 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The notes have an interest rate of 1.99% per year payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

As of September 30, 2015, we obtained six borrowings of RMB1.7 billion (US$266.3 million) in aggregate collateralized by a bank deposit of RMB120 million and RMB1.2 billion classified as restricted cash and short-term investment at one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.5%. We are in compliance with the relevant loan covenants as of September 30, 2015.

As of September 30, 2015, we obtained three borrowings of RMB1.3 billion (US$197.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB2.1 billion classified as restricted cash and short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 1.3% to 2.3%. We are in compliance with the relevant loan covenants as of September 30, 2015.

As of September 30, 2015, we obtained one borrowings of RMB373.7 million (US$58.8 million) in aggregate collateralized by bank deposits of RMB75 million classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.0%. We are in compliance with the relevant loan covenants as of September 30, 2015.

As of September 30, 2015, we obtained three borrowings of RMB998.5 million (US$157.1 million) in aggregate collateralized by bank deposits of RMB442 million classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.6%. We are in compliance with the relevant loan covenants as of September 30, 2015.

As of September 30, 2015, we obtained three borrowings of RMB794.5 million (US$125 million) in aggregate collateralized by bank deposits of RMB57.7 million classified as restricted cash provided by one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 1.9% to 2.0%. We are in compliance with the relevant loan covenants as of September 30, 2015.

As of September 30, 2015, we obtained one borrowing of RMB291.1 million (US$45.8 million) in aggregate collateralized by bank deposits of RMB680 million classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.1%. We are in compliance with the relevant loan covenants as of September 30, 2015.

Operating lease obligations for the years 2015, 2016, 2017, 2018, 2019 and 2020 are RMB131.4 million, RMB87.3 million, RMB34.5 million, RMB9.9 million, RMB4.5 million and RMB2.6 million, respectively. Rental expenses amounted to approximately RMB94 million, RMB118 million and RMB144 million (US$23 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of September 30, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.